Exhibit 99

For Immediate Release:

Contact:	Jeffrey K. Berg, President and Chief Executive Officer
Curtis A. Sampson, Chairman of the Board of Directors
Paul N. Hanson, Vice President – Finance
Telephone (320) 848-6231

Communications Systems, Inc. Announces

Operating Results for 2007 Third Quarter and First Nine Months

Hector, MN — November 13, 2007 — Communications Systems, Inc. (AMEX: JCS) today reported net income was $1,802,000 or $.20 per diluted share for its third quarter ended September 30, 2007. Net income from the comparable period of 2006 was $1,595,000 or $.18 per diluted share. Sales in the 2007 quarter rose 8% to $33,091,000 from $30,693,000 in 2006. Operating income increased to $2,503,000 in the third quarter of 2007 compared to $1,953,000 in 2006.

Net income was $6,058,000 or $.68 per diluted share for the nine months ended September 30, 2007 compared to $3,642,000 or $.41 per diluted share in the same period of 2006. Sales in the 2007 nine months increased 4% to $92,792,000 from $89,402,000 in 2006. Operating income increased in the first nine months of 2007 to $8,559,000 from $4,246,000 in 2006.

Jeffrey Berg, CSI’s President and CEO, commented, “CSI’s third quarter results exceeded our business plan. Sales were strong in our Suttle and Transition Networks business units, up 25% and 8% respectively. Operating income was consistent with or ahead of our third quarter plan in all of our business units, except JDL Technologies, which could not recognize its third quarter E-Rate revenue in the U.S. Virgin Islands. If that revenue had been recorded, our revenues would have been $862,000 higher and after tax net income would have increased by an additional $.06 per share.

These are exciting times at CSI. As we transition to a new management team and prepare to relocate to our new facility in Minnetonka we are continuing to meet the challenges of growing our business. Our third quarter results reflect solid contributions from our two primary business units, Suttle and Transition Networks, and profitable operations at our UK subsidiary, Austin Taylor. We believe our efforts to restructure operations at JDL Technologies will be beneficial for our customers and our shareholders.”

Cautionary Statement

From time to time, in reports filed with the Securities and Exchange Commission, in press releases, and in other communications to shareholders or the investing public, the Communications Systems Inc. may make forward-looking statements concerning possible or anticipated future financial performance, business activities or plans which are typically preceded by the words “believes,” “expects,” “anticipates,” “intends” or similar expressions. For these forward-looking statements, the Company claims the protection of the safe harbor for forward-looking statements contained in federal securities laws. Shareholders and the investing public should understand that these forward-looking statements are subject to risks and uncertainties which could cause actual performance, activities or plans after the date the statements are made to differ significantly from those indicated in the forward-looking statements when made.

About Communications Systems

Communications Systems, Inc. provides physical connectivity infrastructure and services for cost-effective broadband solutions and is a leading supplier of voice-grade connecting devices and wiring systems. CSI serves the broadband network market as the world’s leading supplier of media conversion technology, that permits networks to deploy fiber optic technology while retaining the copper-based infrastructure already embedded in the network. In addition, CSI supplies copper wire and fiber optic structured wiring systems for broadband networks, as well as line filters for digital subscriber line service. CSI also provides network design, training and management services.

CSI CONSOLIDATED SUMMARY OF EARNINGS

Selected Income Statement Data

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

Sales	$33,091,270	$30,692,833	$92,792,436	$89,402,113
Gross margin	10,938,900	10,453,427	33,360,580	29,832,999
Operating income	2,503,016	1,953,142	8,559,092	4,245,810
Income before income taxes	2,727,965	2,125,807	9,249,513	4,756,552
Income taxes	926,000	531,000	3,191,000	1,115,000
Net income	$1,801,965	$1,594,807	$6,058,513	$3,641,552

Basic net income per share	$.20	$.18	$.69	$.42
Diluted net income per share	$.20	$.18	$.68	$.41
Cash dividends per share	$.10	$.09	$.30	$.25

Average basic shares outstanding	8,803,295	8,723,469	8,823,284	8,719,868
Average dilutive shares outstanding	8,869,657	8,776,677	8,892,697	8,811,119

Selected Balance Sheet Data

	September 30 2007	December 31 2006
Total assets	$102,546,097	$92,722,839
Cash	27,557,233	28,751,172
Property, plant and equipment, net	14,495,926	8,579,932
Long-term liabilities	5,353,546	723,800
Stockholders’ equity	84,779,917	82,545,088